[redacted]

10029194

SEC
Mail Processing
Section
MAR 0 8 2010
Washington, DC
105

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ProTrade Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

321 South Dixie Highway
(No. and Street)

West Palm Beach (City) FL (State) 33401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Guy Gentile 800-874-3039 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Louis Sternbach & Company, LLP
(Name – *if individual, state last, first, middle name*)

1333 Broadway (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Guy Gentile, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ProTrade Securities, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANIEL T. BARDELLI
Notary Public, State of New York
No. 01BA6052571
Qualified in Putnam County
Commission Expires December 26, 20 10

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROTRADE SECURITIES, LLC

ACCOUNTANTS' REPORT

FINANCIAL STATEMENTS AND EXHIBITS

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
ProTrade Securities, LLC

We have audited the accompanying statement of financial condition of ProTrade Securities, LLC as of December 31, 2009, and the related statements of income, changes in members' capital, and cash flows for the period March 6, 2009 to December 31, 2009 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ProTrade Securities, LLC as of December 31, 2009, and the results of their operations and their cash flows for the period March 6, 2009 to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Louis Sternbach & Company LLP
Certified Public Accountants

March 2, 2010
New York, New York

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

PROTRADE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2009

ASSETS

Cash in bank	$ 155,848
Due from brokers	2,461,631
Securities, at market value	459,120
Fixed assets, at cost less accumulated depreciation of $185	2,400
	$3,078,999

LIABILITIES AND MEMBERS' CAPITAL

LIABILITIES	
Loan payable	$ 240
Accounts payable and accrued expenses	6,249
Securities short, at market value	196,687
	203,176
MEMBERS' CAPITAL	2,875,823
	$3,078,999

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

STATEMENT OF INCOME

FOR THE PERIOD MARCH 6, 2009 TO DECEMBER 31, 2009

INCOME		
Trading profits		$2,574,179
Interest income		101
Other income		10,974
Total Income		2,585,254
EXPENSES		
Commissions paid	$30,142	
Clearing fees	53,328	
Communications and data processing	24,129	
Occupancy	4,720	
Other expenses	24,140	
Depreciation	185	
Total Expenses		136,644
INCOME BEFORE PROVISION FOR INCOME TAXES		2,448,610
PROVISION FOR INCOME TAXES		-0-
NET INCOME		$2,448,610

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE PERIOD MARCH 6, 2009 TO DECEMBER 31, 2009

BALANCE - MARCH 6, 2009			$ -0-
Add:	Net income	$2,448,610	
	Capital contributed	948,213	
			3,396,823
Less:	Distributions		521,000
BALANCE - DECEMBER 31, 2009			$2,875,823

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD MARCH 6, 2009 TO DECEMBER 31, 2009

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$2,448,610
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	185
(Increase) decrease in due from brokers	(2,264,704)
(Increase) decrease in securities at market value	(459,120)
(Increase) decrease in accounts payable and accrued expenses	6,249
Net Cash Provided by Operating Activities	(268,780)
CASH FLOW FROM INVESTING ACTIVITIES	
Acquisition of fixed assets	(2,585)
Net Cash (Used in) Investing Activities	(2,585)
CASH FLOW FROM FINANCING ACTIVITIES	
Capital contributed, net of distributions	427,213
Net Cash Provided by Financing Activities	427,213
INCREASE IN CASH	155,848
CASH - MARCH 6, 2009	-0-
CASH - DECEMBER 31, 2009	$ 155,848

The accompanying notes are an integral part of these financial statements

PROTRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

ProTrade Securities, LLC was formed on March 6, 2009 in the State of Florida. The Company received authorization to engage in the business of proprietary trading for its own account. The Company is a member of the CBOE Stock Exchange and registered with the Securities and Exchange Commission. The Company clears its security transactions through its clearing broker, Penson Financial Services, Inc. and Electronic Transaction Clearing, Inc.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Company has adopted the accrual basis of accounting in the preparation of its financial statements. Consequently, revenue is recognized when earned and expenses are recognized when incurred. Proprietary securities transactions and commissions revenues are recorded on a trade date basis.

Cash and Cash Equivalents

For financial statements purposes the Company considers demand deposits and money market funds to be cash and cash equivalents.

Fixed Assets

Depreciation has been provided primarily by the use of the straight line method over the useful life of the assets. Maintenance and repair costs are charged to operations as incurred, renewals and betterments are charged to the appropriate asset accounts. On retirement or sale of the property, the respective property accounts are reduced by the cost of the property retired or sold and accumulated depreciation thereon is eliminated, and the resulting profits and losses are credited or charged to operations.

NOTE 3 - COMMITMENTS AND CONTINGENT LIABILITIES

Counsel for the Company advises that there is no litigation of a material nature pending against the Company.

PROTRADE SECURITIES, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009

NOTE 4 - NET CAPITAL REQUIREMENTS

As a member of the CBOE Stock Exchange, the Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 12 1/2% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2009, the Company had net capital of $2,767,963 which exceeded the requirements by $2,667,963.

NOTE 6 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROTRADE SECURITIES, LLC

COMPUTATION OF NET CAPITAL

AS OF DECEMBER 31, 2009

TOTAL MEMBERS' CAPITAL		$2,875,823
TOTAL MEMBERS' CAPITAL QUALIFIED FOR NET CAPITAL		$2,875,823
DEDUCTIONS OR CHARGES:		
Net book value of fixed assets	$ 2,400	
Total Deductions Or Charges		2,400
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		2,873,423
HAIRCUTS		
Other securities	81,154	
Undue concentration	24,306	
Total Haircuts		105,460
NET CAPITAL		$2,767,963

PROTRADE SECURITIES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS

AS OF DECEMBER 31, 2009

AGGREGATE INDEBTEDNESS LIABILITIES	
Loan payable	$ 240
Accrued expenses and taxes	6,249
TOTAL AGGREGATE INDEBTEDNESS	$ 6,489
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.23%
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL AFTER ANTICIPATED CAPITAL WITHDRAWALS	.23%

PROTRADE SECURITIES, LLC

RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL

AS OF DECEMBER 31, 2009

NET CAPITAL PER UNAUDITED X17A-5	$2,774,143
Adjustments:	
Additional accruals - net	6,180
NET CAPITAL PER AUDITED REPORT	$2,767,963

PROTRADE SECURITIES, LLC

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

AS OF DECEMBER 31, 2009

MINIMUM NET CAPITAL REQUIRED - 12 1/2% OF TOTAL AGGREGATE INDEBTEDNESS	$ 811
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 100,000
EXCESS NET CAPITAL	$2,667,963
EXCESS NET CAPITAL AT 1000%	
(Net capital less 10% of aggregate indebtedness)	$2,767,314

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountants' Report on Applying Agreed-Upon Procedures
Related to an Entity's SIPC Assessment Reconcilition

To the Members
ProTrade Securities, LLC
321 South Dixie Highway
West Palm Beach, FL 33401

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009 which were agreed to by ProTrade Securities, LLC, Incorporated and the Securities and Exchange Commission, SIPC, solely to assist you in evaluating ProTrade Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). ProTrade Securities, LLC's management is responsible for ProTrade Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the period March 6, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of any opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP
Certified Public Accountants

March 2, 2010
New York, New York

PROTRADE SECURITIES, LLC

SIPC SUPPLEMENTAL REPORT

AS OF DECEMBER 31, 2009

SIPC assessments for the year ended December 31, 2009 totaled $6,329.81, which were paid as follows:

Period Ended	Date Paid	Amount
June 30, 2009	December 27, 2009	$ 150.00
December 31, 2009	March 1, 2010	6,179.81
		$ 6,329.81

LOUIS STERNBACH & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Auditors' Report on Internal Control

To the Board of Directors
ProTrade Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of ProTrade Securities, LLC (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 BROADWAY NEW YORK, NY 10018 TEL. (212) 695-6660 FAX (212) 695-7945

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material aspects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Louis Sternbach & Company LLP
Certified Public Accountants

March 2, 2010
New York, New York

PROTRADE SECURITIES, LLC

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009